UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-42290

HomesToLife Ltd

(Registrant’s name)

12 Tai Seng Link

GRC Centre, #03-01A, Singapore 534233

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Placement Agreement, Pricing of Placement and Related SGX-ST Announcements

As previously disclosed, in connection with the secondary listing by way of introduction of the ordinary shares of HomesToLife Ltd (the “Company”) on the Main Board of the Singapore Exchange Securities Trading Limited (the “SGX-ST”), the Company proposed a concurrent placement of new ordinary shares of the Company (the “Placement”), as described in the Company’s introductory document dated October 23, 2026 and supplementary introductory document dated October 28, 2026. The offer and sale of the shares in the Placement were registered under the Securities Act of 1933, as amended, pursuant to the Company’s registration statement on Form F-1 (Registration No. 333-298560), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 25, 2026 (as amended, the “Registration Statement”), which was declared effective by the SEC at 5:00 p.m. (Eastern Time) on November 10, 2026.

On November 10, 2026, following the effectiveness of the Registration Statement, the Company entered into a placement agreement (the “Placement Agreement”) with UOB Kay Hian Private Limited, as sole and exclusive placement agent (the “Placement Agent”), in connection with the Placement. Pursuant to the Placement Agreement, the Placement Agent agreed to procure, on a best endeavours basis, placees for up to 7,800,000 new ordinary shares of the Company at a placement price of S$1.15 per share (equivalent to US$0.90 per share based on the exchange rate of US$1.00:S$1.2783 published by the Monetary Authority of Singapore on November 10, 2026). The Company agreed to pay the Placement Agent a placement commission of 3.0% of the placement price for each share placed, and the Placement Agent is entitled to charge and retain a buyer’s brokerage of 1.0% of the aggregate placement price payable by each placee. The Placement Agreement contains customary representations, warranties and undertakings of the Company, indemnification and contribution obligations of the Company, and conditions to completion, including completion of the introduction of the Company’s ordinary shares on the Main Board of the SGX-ST, and may be terminated by the Placement Agent in certain circumstances prior to completion. The Placement Agreement is governed by the laws of Singapore. The foregoing description of the Placement Agreement does not purport to be complete and is qualified in its entirety by reference to the Placement Agreement, a copy of which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated herein by reference.

On November 13, 2026, the Company announced the pricing of the Placement of up to 7,800,000 new ordinary shares of the Company at a placement price of US$0.90 per Placement Share, for aggregate gross proceeds of up to approximately US$7,020,000, before deducting placement commissions and other offering expenses. In connection with the foregoing, the Company published the following announcements on SGXNET, copies of which are furnished as Exhibits 99.1 and 99.2 to this report on Form 6-K and are incorporated herein by reference.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Placement Agreement, dated November 10, 2026, between HomesToLife Ltd and UOB Kay Hian Private Limited
99.1	SGX-ST Announcement – Receipt of Notice of Effectiveness of Form F-1 Registration Statement, dated November 12, 2026
99.2	SGX-ST Announcement – Pricing of the Proposed Placement, dated November 13, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife Ltd

Date: November 13, 2026	By:	/s/ Phua Yong Tat
	Name:	Phua Yong Tat
	Title:	Director and Vice-Chairman

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